UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NTL Incorporated (NTLI)

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

62940M104

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62940M104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,200,771

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 6,200,771

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,200,771

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 7.13%

12.	Type of Reporting Person (See Instructions) IA;OO

Item 1.
	(a)	Name of Issuer NTL Incorporated
	(b)	Address of Issuer’s Principal Executive Offices NTL Incorporated 110 East 59th Street New York, NY 10022

Item 2.
	(a)	Name of Person Filing Oaktree Capital Management, LLC
	(b)	Address of Principal Business Office or, if none, Residence 333 South Grand Avenue, 28th Floor Los Angeles, California 90071
	(c)	Citizenship California
	(d)	Title of Class of Securities Common Stock, par value $.01 per share
	(e)	CUSIP Number 62940M104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 6,200,771
(b) Percent of class: 7.13%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 6,200,771
(ii) Shared power to vote or to direct the vote -0-
(iii) Sole power to dispose or to direct the disposition of 6,200,771
(iv) Shared power to dispose or to direct the disposition of -0-

*Oaktree Capital Management, LLC, a California limited liability company ("Oaktree") is filing in its capacities (i) as the general partner of OCM Opportunities Fund III, L.P. (“Opportunities Fund III”), OCM Opportunities Fund IV, L.P. (“Opportunities Fund IV”), and OCM Opportunities Fund IVb, L.P. (“Opportunities Fund IVb”), each a Delaware limited partnership (the “Oaktree Funds”) and (ii) as the investment manager of two (2) third party managed accounts (the "Oaktree Accounts").  Opportunities Fund III beneficially owns 1,415,623 shares of the Issuer's Common Stock, Opportunities Fund IV beneficially owns 2,936,865 shares of the Issuer's Common Stock, Opportunities Fund IVb beneficially owns 1,747,827 shares of the Issuer's Common Stock, and the Oaktree Accounts each respectively beneficially own 21,536 shares and 78,920 shares of the Issuer's Common Stock.  The Oaktree Funds and the Oaktree Accounts together beneficially own 6,200,771 shares of the Issuer's Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All securities reported on this schedule are held by the Oaktree Funds and the Oaktree Accounts.  None of the Oaktree Funds or Oaktree Accounts individually has the right to receive dividends and the proceeds from the sale of, more than 5% of the outstanding shares of common stock of the issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 28th day of January, 2004.

OAKTREE CAPTIAL MANAGEMENT, LLC

/s/ Bruce A. Karsh
By:	Bruce Karsh
Title:	President

/s/ Lisa Arakaki
By:	Lisa Arakaki
Title:	Vice President – Legal